Exhibit 99.2

LogProstyle Inc.

CONSOLIDATED BALANCE SHEETS

(Yen in thousands)

	September 30, 2025	March 31, 2025
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	¥1,161,203	¥2,120,515
Trade notes and accounts receivable, net	97,590	138,373
Inventories, net	15,036,477	13,612,387
Consumption tax receivable	137,380	5,749
Short-term investments	156,214	182,030
Other current assets	536,948	353,579
Total current assets	17,125,812	16,412,633
Non-current assets
Property, plant and equipment, net	424,770	357,527
Operating lease right-of-use assets	4,246,457	4,481,941
Software	25,349	27,792
Leasehold and guarantee deposits	395,137	465,968
Deferred tax assets	435,123	458,767
Other non-current assets	776,860	363,608
Allowance for credit losses	(75,044)	(84,048)
Total non-current assets	6,228,652	6,071,555
Total assets	¥23,354,464	¥22,484,188

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

LogProstyle Inc.

CONSOLIDATED BALANCE SHEETS

(Yen in thousands, except share data)

	September 30, 2025	March 31, 2025
	(unaudited)
LIABILITIES
Current liabilities
Accounts payable	¥303,760	¥597,708
Accrued expenses	148,554	112,661
Short-term loans	1,861,566	1,885,259
Current portion of bonds	6,323	28,620
Current portion of long-term loans	4,001,512	4,025,343
Operating lease liabilities, current	475,229	463,129
Finance lease liabilities, current	8,019	8,400
Contract liabilities	91,659	252,260
Income taxes payable	256,081	248,885
Other current liabilities	176,528	254,956
Total current liabilities	7,329,231	7,877,221
Non-current liabilities
Bond	38,720	-
Long-term loans	8,010,676	6,858,607
Operating lease liabilities, non-current	3,863,265	4,090,933
Finance lease liabilities, non-current	15,228	19,062
Other non-current liabilities	126,351	121,146
Total non-current liabilities	12,054,240	11,089,748
Total liabilities	¥19,383,471	¥18,966,969
SHAREHOLDERS’ EQUITY
Common shares: 81,498,000 shares authorized, 23,652,110 shares issued and 23,628,452 shares outstanding as of September 30, 2025 and March 31, 2025 with no stated value.	¥924,817	¥924,817
Capital surplus	1,445,333	1,445,333
Additional paid in capital	(197,466)	(238,115)
Retained earnings	1,813,103	1,397,387
Treasury shares	(2,539)	(2,539)
Accumulated other comprehensive loss	(12,255)	(9,664)
Total shareholders’ equity	3,970,993	3,517,219
Total liabilities and equity	¥23,354,464	¥22,484,188

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

LogProstyle Inc.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Yen in thousands, except share and per share data)

	For the Six Months Ended September 30,
	2025	2024
Revenue:	¥10,324,388	¥10,518,468
Cost of revenue	(8,128,849)	(8,768,666)
Gross profit	2,195,539	1,749,802

Operating expenses
Selling, general and administrative expenses	(1,311,386)	(1,077,092)
Total operating expenses	(1,311,386)	(1,077,092)

Operating income	884,153	672,710

Other income (expenses):
Interest expenses	(126,237)	(109,535)
Other income, net	5,301	5,871
Total other expenses	(120,936)	(103,664)

Income before income taxes	763,217	569,046
Income tax expenses	(268,798)	(199,891)
Net income	494,419	369,155

Other comprehensive income (loss)
Foreign currency translation adjustment	(2,591)	(9,114)
Total comprehensive income	¥491,828	¥360,041
Earnings per share:
Basic	¥20.90	¥17.05
Diluted	20.68	17.05
Weighted average number of shares of common stock outstanding
Basic	23,652,110	21,652,110
Diluted	23,906,208	21,652,110

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-5

LogProstyle Inc.

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Yen in thousands, except share data)

	Common Shares		Capital	Additional paid in	Retained	Treasury shares
	Shares	Amount	Surplus	capital	Earnings	Shares	Amount	AOCI	Total
Balance at March 31, 2024	21,652,110	¥235,001	¥755,517	¥148,392	¥643,766	23,658	¥(2,539)	¥(17,320)	¥1,762,817

Net income	-	-	-	-	369,155	-	-	-	369,155
Other comprehensive loss	-	-	-	-	-	-	-	(9,114)	(9,114)
Stock-based compensation	-	-	-	-	-	-	-	-	-
Payments for dividends	-	-	-	-	-	-	-	-	-
Balance at September 30, 2024	21,652,110	¥235,001	¥755,517	¥148,392	¥1,012,921	23,658	¥(2,539)	¥(26,434)	¥2,122,858

	Common Shares		Capital	Additional paid in	Retained	Treasury shares
	Shares	Amount	Surplus	capital	Earnings	Shares	Amount	AOCI	Total
Balance at March 31, 2025	23,652,110	¥924,817	¥1,445,333	¥(238,115)	¥1,397,387	23,658	¥(2,539)	¥(9,664)	¥3,517,219

Net income	-	-	-	-	494,419	-	-	-	494,419
Other comprehensive loss	-	-	-	-	-	-	-	(2,591)	(2,591)
Stock-based compensation	-	-	-	40,649	-	-	-	-	40,649
Payments for dividends	-	-	-	-	(78,703)	-	-	-	(78,703)
Balance at September 30, 2025	23,652,110	¥924,817	¥1,445,333	¥(197,466)	¥1,813,103	23,658	¥(2,539)	¥(12,255)	¥3,970,993

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-6

LogProstyle Inc.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Yen in thousands)

	For the Six Months Ended September 30,
	2025	2024
Cash flows from operating activities:
Net income	¥494,419	¥369,155
Depreciation and amortization	42,794	50,249
Amortization of debt issuance costs	32,222	34,665
Stock-based compensation expenses	40,649	-
Deferred income taxes	23,644	95,736
Provision of allowance for credit losses	(9,004)	-
Changes in operating assets and liabilities:
Decrease in trade notes and accounts receivable, net	40,783	51,518
(Increase) decrease in inventories, net	(1,424,090)	1,339,815
(Increase) decrease in consumption taxes receivable	(131,631)	22,899
(Increase) decrease in prepaid expenses	(195,177)	12,795
(Increase) in advances to vendors	(9,313)	(42,793)
Decrease (increase) in leasehold and guarantee deposits	70,831	(7,875)
(Increase) decrease in long-term prepaid expenses	(406,129)	125
Increase in accounts payables	38,018	943
Increase (decrease) in accrued expenses	35,893	(100,303)
Increase in income taxes payable	7,196	42,200
(Decrease) in contract liabilities	(160,601)	(59,719)
Increase in deposits received	28,773	12,060
Other, net	(59,989)	71,689
Net cash flows (used in) provided by operating activities	(1,540,712)	1,893,159

Cash flows from investing activities:
Purchase of short-term investments	(30,064)	(118,000)
Proceeds from sales of short-term investments	55,880	73,800
Purchases of property, plant and equipment, net	(104,682)	(32,745)
Purchases of software	(2,584)	(15,963)
Purchases of long-term investments	-	(270,000)
Purchases of investments in capital	(3,270)	(1,220)
Other, net	-	(77)
Net cash flows used in investing activities	(84,720)	(364,205)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings, net	(20,681)	127,254
Borrowings from long-term loans	7,180,708	4,633,208
Repayments for long-term loans	(6,030,730)	(6,728,724)
Proceeds from issuance of bonds	50,000	-
Redemption of bonds	(28,620)	(24,640)
Payments for finance leases	(4,216)	(4,148)
Payment for debt issuance costs	(68,504)	(15,304)
Payments for dividends	(78,703)
Payments of listing expenses	(331,966)	(100,180)
Net cash flows provided by (used in) financing activities	667,288	(2,112,534)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,168)	2,830
Net (decrease) in cash and cash equivalents	(959,312)	(580,750)
Cash and cash equivalents at the beginning of period	2,120,515	1,218,241
Cash and cash equivalents at the end of period	¥1,161,203	¥637,491

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	¥279,310	¥255,293
Cash paid for taxes	¥260,665	¥67,666
Cash refund for taxes	884	3,348

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-7

LogProstyle Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS

Description of Business

LogProstyle Inc. (“the Company”) and its subsidiaries (collectively, the “Group”) operate in Japan through our subsidiaries as a real estate developer and real estate management company. Our subsidiaries primarily offer three types of services: (i) provision of real estate-related services, such as design and renovation, and real estate development, (ii) hotel management and accommodation, and (iii) additional services such as the sale of housing equipment and materials, restaurant operation, and information technology consulting.

On April 5, 2025, LogProstyle signed a Memorandum of Association (MoA) with the Dubai Department of Economy and Tourism (DET) and established a new entity, “LogProstyle Inc For Hotel Management CO. L.L.C S.O.C” (LogProstyle Dubai).

The consolidated financial statements of the Group include the Company and the entities below:

	Date of Incorporation or Acquisition	Place of Incorporation	Percentage of Direct or Indirect Economic Ownership
Subsidiaries
Prostyle Inc.	February 2017	Japan	100.0%
LogSuite Inc.	August 2006	Japan	100.0%
LogAsset Inc.	February 2023	Japan	100.0%
LogArchitects Inc.	September 2015	Japan	100.0%
Chino Building Management Inc.	February 2015	Japan	100.0%
ProstyleRyokan Inc.	May 2017	Japan	100.0%
Okinawa Igeto Inc.	January 2018	Japan	100.0%
Kotakino Inc.	September 2013	Japan	100.0%
LogKnot Vietnam Co., Ltd.	August 2021	Vietnam	100.0%
Propolife Vietnam Co., Ltd.	October 2015	Vietnam	100.0%
Yantai Propolife Wood Industry Co., Ltd.	November 2016	China	100.0%
LogProstyle US Inc.	December 2024	US	100.0%
LogProstyle Inc For Hotel Management CO. L.L.C S.O.C	April 2025	UAE	100.0%

On August 30, 2024, the Company purchased a 40.8% interest for an investment in a condominiums in Miyanomori, Hokkaido for ¥270,000 thousand. The investment, which is classified as a long-term investments. The purchase was accounted for as an equity-method investment under ASC 323, Investments – Equity Method and Joint Ventures, and continues to be accounted for under the equity method of accounting.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The financial statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles of the United States.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

There are 5 subsidiaries as of September 30, 2025 and 4 subsidiaries as of March 31, 2025, respectively, which have different fiscal year-ends from that of the Company. These subsidiaries were consolidated based on the respective year end. Adjustments were made for the effects of significant intragroup transactions caused by different fiscal year-ends and the remaining impacts would not be material.

The unaudited interim consolidated financial statements do not include all of the information and disclosure required by the U.S. GAAP for complete financial statements. Interim results are not necessarily indicative of results for a full year. In the opinion of management, all adjustments consisting of normal recurring nature considered necessary for a fair presentation of the financial position and the results of operations and cash flows for the interim periods have been included. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended March 31, 2025.

Reclassification

Certain amounts in the prior period have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain expenses during the reporting period. Significant estimates and assumptions are reflected in valuation and disclosure of accounts including: impairment of long-lived assets, valuation of stock-based compensation, recoverability of deferred taxes and allowance for credit losses. Actual results could differ from these good faith estimates and judgments.

F-8

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits in banks that are unrestricted as to withdrawal or use. All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents.

Short-Term Investments

Short-term investments represent cash pledged to financial institutions as collateral for the Company’s bank loans, and term deposits placed with financial institutions with original maturities of greater than three months. Short-term investments are not available for withdrawal or the Company’s general use until after the corresponding bank loans are repaid, or the term deposits mature. Short-term investments are classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreements.

Trade Notes and Accounts Receivable

Accounts receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). The Group’s accounts receivable balances are unsecured, bear no interest and are due upon normally within a year from the date of the sale.

Allowance for Credit Losses

In accordance with Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments - Credit Losses”, the Company estimates and records an expected lifetime credit loss on trade notes and accounts receivable and leasehold and guarantee deposits by utilizing historical write-off rates as a starting point for determining expected credit losses and has considered all available relevant information, including details about past events, current conditions, and reasonable and supportable forecasts, as well as their impact on the expected credit losses. The allowance for expected credit losses is adjusted for current conditions and reasonable and supportable forecasts.

Inventories

Inventories consist of real estate inventories, raw entitled land, construction in process, including capitalized interest and housing equipment and material. Estimates of the lower of cost and net realizable value of inventory are determined by comparing the actual cost of the inventory to the estimated selling prices in the ordinary course of business based on current market and economic conditions, less reasonably predictable costs of completion, disposal, and transportation of the inventory.

The cost basis of the real estate inventories includes all direct acquisition costs including but not limited to the property purchase price, acquisition costs, construction costs, development costs, capitalized interest, capitalized real estate taxes and other costs. Interests and real estate taxes are not capitalized unless active development or construction is underway. When acquiring real estate with existing buildings, we allocate the purchase price between land and building based on their relative fair values.

Property, Plant and Equipment

Property, Plant and Equipment are stated at cost less accumulated depreciation.

	Useful life	Depreciation method
Buildings	6-39 years	Straight-line method
Leasehold improvements	4-18 years	Straight-line method
Vehicles	2 years	Straight-line method
Tool, furniture and fixtures	3-15 years	Straight-line method
Land	Indefinite	-

Maintenance and repairs are charged to expense as incurred. Improvements of a major nature are capitalized. Construction in progress is not depreciated until ready for service. At the time of retirement or other disposition of property, plant and equipment, the cost and accumulated depreciation are removed from the accounts and any gains or losses are reflected in income.

F-9

The long-lived assets of the Group are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment” (“ASC No. 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded during the six months ended September 30, 2025 and 2024.

Fair Value

The Company performs fair value measurements in accordance with ASC Topic 820, “Fair Value Measurement”. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

●	Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;
●	Level 2—Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and
●	Level 3—Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

Revenue Recognition

The Group accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of ASC 606 is that the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The ASC 606 revenue recognition model consists of the following five steps:

(1)	identify the contracts with a customer,
(2)	identify the performance obligations in the contract,
(3)	determine the transaction price,
(4)	allocate the transaction price to the performance obligations in the contract and
(5)	recognize revenue when (or as) the entity satisfies a performance obligation.

In order for an arrangement to be considered a contract, it must be probable that the Group will collect the consideration to which it is entitled for goods or services to be transferred. Once the contract is determined to be within the scope of ASC 606, the Group assesses the goods or services promised with each contract, determines whether those are performance obligations and the related transaction price. The Group then recognizes the sale of goods based on the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied.

The Company recognizes revenue from rental services under ASC Topic 842, “Leases”.

The Group recognizes revenue from sales of real estate properties, provision of hotel accommodation services, and sales of housing equipment and material sales.

Revenue from sales of real estate properties

Revenues from the sales of real estate properties are recognized at the point in time when title to and possession of the property has transferred to the customer and the Group has no continuing involvement with the property, which is generally upon the delivery of the real estate properties, which generally coincides with the receipt of cash consideration from the customer. Our contracts with customers contain a single performance obligation.

Revenue from hotel accommodation services

Revenues from hotel accommodation services are recognized during the period when services are rendered.

F-10

Housing equipment and material sales

Housing equipment and material sales are recognized at the point in time when the goods are delivered to the customer.

The Group’s revenues are presented net of consumption tax collected on behalf of governments.

Leases

The Group determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

We classify our leases as either finance leases or operating leases if we are the lessee, or sale-type, direct financing, or operating leases if we are the lessor. We use the following criteria to determine if a lease is a finance lease (as a lessee) or sales-type or direct financing lease (as a lessor):

(i) ownership is transferred from lessor to lessee by the end of the lease term;

(ii) an option to purchase is reasonably certain to be exercised;

(iii) the lease term is for the major part of the underlying asset’s remaining economic life;

(iv) the present value of lease payments equals or exceeds substantially all of the fair value of the underlying assets; or

(v) the underlying asset is specialized and is expected to have no alternative use at the end of the lease term.

If we meet any of the above criteria, we account for the lease as a finance, a sales-type, or a direct financing lease. If we do not meet any of the criteria, we account for the lease as an operating lease.

Lessee accounting

The Group recognizes right-of-use assets and lease liabilities for all leases other than those with a term of twelve months or less as the Group has elected to apply the short-term lease recognition exemption. Right-of-use assets represent the Group’s right to use an underlying asset for the lease term. Lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are classified and recognized at the commencement date of a lease. Lease liabilities are measured based on the present value of fixed lease payments over the lease term. Right-of-use assets consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Group.

As the rates implicit on the Group’s leases for which it is the lessee are not readily determinable, the Group uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. When determining the incremental borrowing rate, the Group assesses multiple variables such as lease term, collateral, economic conditions, and its creditworthiness.

Lessor accounting

The Group accounts for the revenue from its lease contracts by utilizing the single component accounting policy. This policy requires the Group to account for, by class of underlying asset, the lease component and non-lease component(s) associated with each lease as a single component if two criteria are met:

(i) the timing and pattern of transfer of the lease component and the non-lease component(s) are the same; and

(ii) the lease component would be classified as an operating lease if it were accounted for separately.

Lease components consist primarily of fixed rental payments, which represent scheduled rental amounts due under the Group’s leases. Non-lease components consist primarily of tenant recoveries representing reimbursements of rental operating expenses, including recoveries for repairs, maintenance, and common area expenses.

F-11

If the lease component is the predominant component, the Group accounts for all revenue under such lease as a single component in accordance with the lease accounting standard. Conversely, if the non-lease component is the predominant component, all revenue under such lease is accounted for in accordance with the revenue recognition accounting standard. The Group’s operating leases qualify for the single component accounting, and the lease component in each of its leases is predominant. Therefore, the Group accounts for all revenue from its operating leases under the lease accounting standard and classify the revenue as lease income.

The Group commences recognition of lease income related to the operating leases at the date the property is ready for its intended use by the tenant and the tenant takes possession or controls the physical use of the leased asset. Income from leases related to fixed rental payments under operating leases is recognized on a straight-line basis over the respective operating lease terms. Amounts received currently but recognized as revenue in future periods are classified in deferred revenue in its consolidated balance sheets.

Advertising Expenses

The Group expenses advertising costs as they incurred. Total advertising expenses were ¥48,023 thousand and ¥36,619 thousand for the six months ended September 30, 2025 and 2024, respectively, and have been included as part of selling, general and administrative expenses.

Concentration of Credit Risk and Significant Vendors

Financial instruments that potentially subject the Group to credit risk consist primarily of trade notes and accounts receivable, net. The Group does not require collateral or other security to support these receivables. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Customers

For the six months ended September 30, 2025 and 2024, customers accounting for 10% or more of the Group’s total revenues were as follows:

	For the Six Months Ended September 30,
	2025	2024
Customer A	13%	*	%
Customer B	*	18

*	Less than 10%

As of September 30, 2025 and March 31, 2025, customers accounting for 10% or more of the Group’s total current outstanding trade notes and accounts receivable, net were as follows:

	September 30, 2025	March 31, 2025
Customer C	14%	*	%
Customer D	12	*
Customer E	12	11

*	Less than 10%

Suppliers

For the six months ended September 30, 2025 and 2024, no suppliers accounted for 10% or more of the Company’s total purchases.

F-12

As of September 30, 2025 and March 31, 2025, suppliers accounted for 10% or more of the Group’s total current outstanding accounts payable were as follows:

	September 30, 2025	March 31, 2025
Supplier A	15%	*	%
Supplier B	14	*
Supplier C	11	*
Supplier D	*	45
Supplier E	*	10

*	Less than 10%

Income Taxes

Under FASB ASC 740, “Income Taxes”, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Group recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of income and comprehensive income.

Foreign Currency Translation and Re-measurement

The functional currency of the Company and the Japanese subsidiaries are the Japanese Yen (“JPY”). The functional currency of the Company’s subsidiaries, Propolife Vietnam Co., Ltd. and LogKnot Vietnam Co., Ltd. are the Vietnamese dong. The functional currency of the Company’s subsidiaries, Yantai Propolife Wood Industry Co., Ltd. is the Chinese yuan. The functional currency of the Company’s subsidiaries, LogProstyle US Inc. and LogProstyle Inc For Hotel Management CO. L.L.C S.O.C are the U.S. dollars. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of income and comprehensive income.

The reporting currency of the Group is the JPY, and the accompanying consolidated financial statements have been expressed in JPY. In accordance with ASC Topic 830-30, “Translation of Financial Statements”, assets and liabilities of the Group whose functional currency is not JPY are translated into JPY, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive income (loss) within the consolidated statements of shareholders’ equity.

Segments

ASC 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

The Group has three reportable segments: Real estate segment, Hotel segment and other segment, which are based on the Group’s organizational structure and characteristics of products and services. Operating segments are defined as the components of the Group for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s CODMs primarily evaluate performance based on financial results. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Group’s consolidated financial statements.

F-13

Comprehensive Income or Loss

ASC Topic 220, “Comprehensive Income,” establishes standards for reporting and display of comprehensive income or loss, its components and accumulated balances. Comprehensive income or loss as defined includes all changes in equity during a period from non-owner sources.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted net income per share reflects the potential dilution that could occur if stock options and other commitments to issue common shares were exercised or equity awards vest resulting in the issuance of common shares that could share in the net income of the Group.

Stock-based Compensation

The Company accounts for stock-based compensation awards in accordance with ASC Topic 718, “Compensation – Stock Compensation”. The cost of services received from directors of the Company (excluding independent directors), executive officers, and directors of subsidiaries in exchange for awards of equity instruments is recognized in the consolidated statements of income and comprehensive income based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period or vesting period.

The Company measures a liability award under a stock-based compensation payment arrangement based on the award’s fair value remeasured at each reporting date until the date of settlement. Compensation cost for each period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value of the instrument for each reporting period.

Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. ASU No. 2023-09 is effective for public companies for annual reporting periods beginning after December 15, 2024, on a prospective basis. For all other entities, it is effective for annual reporting periods beginning after December 15, 2025, on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public companies to disclose additional information about specific expense categories in the notes to the consolidated financial statements on an annual and interim basis. ASU No. 2024-03 is effective for public companies for annual reporting periods beginning after December 15, 2026, on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurements of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05). The amendments in this update provide a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for the Company beginning in the fiscal year ending December 31, 2026. The Company is currently evaluating the impacts of the adoption of ASU 2025-05 on the consolidated financial statements.

F-14

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of September 30, 2025 and March 31, 2025 consist of the following:

	Thousands of Yen
	September 30, 2025	March 31, 2025
Cash and deposits	¥1,114,431	¥2,076,564
Cash equivalents	46,772	43,951
Total	¥1,161,203	¥2,120,515

NOTE 4 - TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

Trade notes and accounts receivable, net are summarized as follows:

	Thousands of Yen
	September 30, 2025	March 31, 2025
Trade notes	¥5,651	¥3,298
Accounts receivable	92,135	135,386
Less: allowance for credit losses	(196)	(311)
Trade notes and accounts receivable, net	¥97,590	¥138,373

NOTE 5- INVENTORIES, NET

The following table summarizes the components of the Group’s inventories as of the dates presented:

	Thousands of Yen
	September 30, 2025	March 31, 2025
Real estate inventories, net
Real estate properties held for sale	¥6,448,442	¥6,187,759
Real estate properties in progress	8,312,450	7,222,597
Subtotal	14,760,892	13,410,356
Housing equipment and material, net	153,219	140,178
Others	122,366	61,853
Inventories, net	¥15,036,477	¥13,612,387

As of September 30, 2025 and March 31, 2025, capitalized interest was ¥141,747 thousand and ¥149,105 thousand, respectively.

NOTE 6 – OTHER CURRENT ASSETS

The following table summarizes the components of the Group’s other current assets as of the dates presented:

	Thousands of Yen
	September 30, 2025	March 31, 2025
Prepaid expenses	¥310,477	¥115,300
Advances to vendors	183,429	174,116
Others	43,042	64,163
Total	¥536,948	¥353,579

F-15

NOTE 7– PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the components of the Group’s property and equipment as of the dates presented:

	Thousands of Yen
	September 30, 2025	March 31, 2025
Buildings	¥95,006	¥98,383
Leasehold improvements	312,876	226,697
Vehicles	1,691	1,691
Tools, Furniture, and Fixtures	233,643	234,159
Land	70,894	70,894
Right-of-use assets- Finance lease	64,879	64,879
	778,989	696,703
Accumulated depreciation	(312,239)	(301,452)
Accumulated depreciation- Finance lease	(41,980)	(37,724)
Total	¥424,770	¥357,527

Depreciation expense for the six months ended September 30, 2025 and 2024 was ¥31,405 thousand and ¥47,074 thousand, respectively, of which ¥11,561 thousand and ¥27,189 thousand are recorded under selling, general and administrative expenses, respectively.

NOTE 8– OTHER NON-CURRENT ASSETS

The following table summarizes the components of the Group’s other assets as of the dates presented:

	Thousands of Yen
	September 30, 2025	March 31, 2025
Long-term prepaid expenses	¥415,227	¥9,098
Long-term investments (*)	270,000	270,000
Investment securities	39,084	39,084
Investments in capital	29,670	26,400
Insurance funds	20,228	16,850
Others	2,651	2,176
Total	¥776,860	¥363,608

*	The Company sold condominiums in Miyanomori, Hokkaido in April 2024 to a third party, and purchased a 40.8% interest of equity method in the specified joint real estate venture that owns these condominiums for ¥270,000 thousand in August 2024. The investment, which is classified as long-term investments in the above table. The purchase was accounted for as an equity-method investment under ASC 323, Investments – Equity Method and Joint Ventures, and continues to be accounted for under the equity method of accounting.

NOTE 9 – BONDS

The Group issued corporate bonds through various banks, which consist of the following:

	Thousands of Yen				Thousands of Yen
	Principal Amount	Issuance Date	Maturity Date	Annual Interest Rate	Balance as of September 30, 2025	Balance as of March 31, 2025
Lender 1	¥100,000	9/26/2022	9/26/2025	0.56%	¥-	¥20,000
Lender 2	100,000	9/25/2020	9/25/2025	0.83%	-	10,000
Lender 3	50,000	8/25/2025	8/25/2032	0.75%	50,000	-
Aggregate outstanding principal balances					50,000	30,000
Less: unamortized bond issuance costs					(4,957)	(1,380)
Less: current portion					(6,323)	(28,620)
Non-current portion					¥38,720	¥-

Interest expenses for corporate bonds were ¥1,409 thousand and ¥1,442 thousand for the six months ended September 30, 2025 and 2024, respectively.

F-16

NOTE 10 — BANK AND OTHER BORROWINGS

The Group’s outstanding indebtedness borrowed from banks and other financial institutions, consist of the following:

			Thousands of Yen
Indebtedness	Weighted average interest rate*	Weighted average years to maturity*	Balance as of September 30, 2025	Balance as of March 31, 2025
Short-term loans
Secured loans
Fixed rate loans	2.64%	0.46	¥710,220	¥1,842,700
Variable rate loans (*1)	2.51%	0.70	1,097,800	-
Unsecured loans
Fixed rate loans	2.81%	0.17	53,666	50,000
Variable rate loans (*1)	1.98%	0.17	10,332	-
Aggregate outstanding principal balances	2.57%	0.59	¥1,872,018	¥1,892,700

Less: unamortized debt issuance costs			¥(10,452)	¥(7,441)
Short-term loans			¥1,861,566	¥1,885,259

Long-term loans
Secured loans
Fixed rate loans	2.93%	2.13	4,523,764	9,718,249
Variable rate loans (*2)	2.62%	2.46	6,649,563	280,000
Unsecured loans
Fixed rate loans	1.48%	5.36	730,524	960,379
Variable rate loans (*2)	1.80%	3.23	204,755	-
Aggregate outstanding principal balances	2.65%	2.52	¥12,108,606	¥10,958,628

Less: unamortized debt issuance costs			¥(96,418)	¥(74,678)
Less: current portion			(4,001,512)	(4,025,343)
Non-current portion			¥8,010,676	¥6,858,607

*	Pertained to information for loans outstanding as of September 30, 2025.

*1	Annual interest rate was short-term prime rate in Japan +1.88%.

*2	Annual interest rate was long-term prime rate in Japan + 2.30%.

The Group borrowed loans from various financial institutions for the purpose of purchasing real estate properties and for working capital purpose.

Interest expenses for short-term and long-term loans were ¥119,754 thousand and ¥103,322 thousand for the six months ended September 30, 2025 and 2024, respectively.

Included in real estate inventory was capitalized interest of ¥91,310 thousand and ¥113,723 thousand for the six months ended September 30, 2025, and 2024, respectively.

As of September 30, 2025 and March 31, 2025, term deposits, inventories and property, plant and equipment, net pledged as security under secured loans are as follows:

	Thousands of Yen
	September 30, 2025	March 31, 2025
Term deposits	¥5,000	¥5,000
Inventories	10,217,712	13,137,928
Property, plant and equipment, net	84,603	84,386
Total	¥10,307,315	¥13,227,314

Compensating balances that do not legally restrict the use of cash were ¥299,670 thousand and ¥ 296,400 thousand as of September 30, 2025 and March 31, 2025.

F-17

As of September 30, 2025, future minimum payments for long-term loans are as follows:

Thousands of Yen
Fiscal Years Ending March 31,	Principal Repayment
Remaining of 2026	¥683,391
2027	7,664,508
2028	2,850,161
2029	169,482
2030	168,341
Thereafter	572,723
Total	¥12,108,606

There are no significant debt covenants related to short-term and long-term loans.

NOTE 11 – FAIR VALUE MEASUREMENTS

As of September 30, 2025 and March 31, 2025, the carrying values of current assets and current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

	Fair Value Measurements as of September 30, 2025
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at September 30, 2025
Liability
Bond, including current portion of bonds	-	¥49,582	-	¥49,582
Long-term debt, including current portion of long-term debt	-	12,037,934	-	12,037,934
Total	-	¥12,087,516	-	¥12,087,516

	Fair Value Measurements as of March 31, 2025
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at March 31, 2025
Liability
Bond, including current portion of bonds	-	¥28,620	-	¥28,620
Long-term debt, including current portion of long-term debt	-	12,736,598	-	12,736,598
Total		¥12,765,218		¥12,765,218

Long-term debt

The Group’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 2.

F-18

NOTE 12 – DISAGGREGATION OF REVENUES

Revenues generated from different revenue streams consisted of the following:

	Thousands of Yen
	For the Six Months Ended September 30,
	2025	2024
Revenue from sales of real estate properties	¥9,161,318	¥9,391,904
Revenue from hotel accommodation services	642,499	662,909
Housing equipment and material sales	257,324	151,463
Revenue from rental services	16,096	19,437
Others	247,151	292,755
Total	¥10,324,388	¥10,518,468

The following table summarizes the changes in contract liabilities as of the dates presented:

	Thousands of Yen
	September 30, 2025	March 31, 2025
Balances at the beginning of the period	¥252,260	¥352,651
Billings and not recognized as revenue yet during the period	91,659	252,260
Revenue recognized from opening balance of contract liabilities	(252,260)	(352,651)
Balances at the end of the period	¥91,659	¥252,260

100% of total contract liabilities as of March 31, 2025 was realized for the six months ended September 30, 2025. As of September 30, 2025, the Group expects 100% of total contract liabilities to be realized in less than a year. Changes in contract liabilities are primarily due to the timing of revenue recognition, billings, and cash collections.

NOTE 13 - LEASES

Lessee

The Group has entered into operating leases for hotels and offices with terms ranging from one to twenty years, and finance leases for certain office equipment and vehicles, with terms ranging from one to seven years. The estimated effect of lease renewal and termination options, as applicable, that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities was included in the consolidated financials.

Operating lease expenses for lease payments are recognized on a straight-line basis over the lease term.

The following table presents supplemental information related to the Group’s leases:

	Thousands of Yen
	For the Six Months Ended September 30,
	2025	2024
Finance lease costs
Amortization of right-of-use assets	¥4,255	¥4,207
Interest on lease liabilities	213	218
Total finance lease costs	4,468	4,425
Operating lease costs	286,272	323,750
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	266,329	334,283
Financing cash flows from finance leases	4,428	4,366
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	-	-
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	¥-	¥18,360
Remeasurement of operating lease liabilities and right-of-use assets due to lease modification	-	(268,067)

Weighted average remaining lease term (years)
Operating leases	10.7	10.8
Finance leases	3.2	4.0
Weighted-average discount rate (per annum)
Operating leases	2.29%	2.21%
Finance leases	1.66%	1.66%

F-19

As of September 30, 2025, the future maturity of lease liabilities is as follows:

	Thousands of Yen
Fiscal Years Ending March 31,	Finance Lease	Operating Lease
Remaining of 2026	¥4,045	¥291,044
2027	7,996	552,245
2028	6,513	547,100
2029	4,431	535,159
2030	907	419,559
Thereafter	-	2,546,563
Total lease payments	¥23,892	¥4,891,670
Less: imputed interest	(645)	(553,176)
Total lease liabilities	23,247	4,338,494
Less: current portion	(8,019)	(475,229)
Non-current lease liabilities	¥15,228	¥3,863,265

Lessor

Lease income related to operating leases included income from leases on the consolidated statements of income and comprehensive income. The amounts of lease income recognized on the consolidated statements of income and comprehensive income were as follows:

	For the Six Months Ended September 30,
	2025	2024
Fixed income from operating leases	¥16,096	¥19,437

NOTE 14 – STOCK-BASED COMPENSATION

Shareholders approved the establishment of a performance share plan (the “Plan”) with post-vetting delivery and related remuneration for directors (excluding independent directors), executive officers, and directors of subsidiaries. The total amount of monetary claims and cash to be granted under the Plan to the eligible directors for each performance evaluation period shall not exceed ¥200,000 thousands (excluding salaries for directors who also serve as employees), and the total number of Company shares to be delivered shall not exceed 500,000 shares per performance evaluation period. The achievement rate of performance targets is based on performance indicators (financial and/or non-financial) reflective of the Group’s profitability and management policies, as determined by resolution of the Company’s board of directors in advance. The approval of the Plan is indicative of the Company’s priority of aligning management incentives with shareholders.

The fair value of performance-based restricted stock units is based on the closing price of the Company’s common stock on the grant date. The issuances of the awards granted under the Plan are accounted for as a combination award in accordance with the accounting provisions under ASC 718, “Compensation - Stock Compensation”.

The grant-date fair value of the awards granted under the Plan was ¥144,825 thousands. Expense for performance-based stock units is recognized when it is probable that the performance goal will be achieved.

The Company recognized the following amounts in total non-employee stock-based compensation costs in relation to the Plan for the six months ended September 30, 2025 and 2024:

	For the Six Months Ended September 30,
	2025	2024
Equity-classified stock-based compensation expense	¥40,649	¥-
Liability-classified stock-based compensation expense	31,764	-
Stock-based compensation expense	¥72,413	¥-

As of September 30, 2025, there was ¥40,649 thousands of total unrecognized compensation cost related to the Company’s equity-classified awards. This cost is expected to be recognized over a weighted-average period of 0.5 years.

As of September 30, 2025, there was ¥31,764 thousands of total unrecognized compensation cost related to the Company’s liability-classified awards. This cost is expected to be recognized over a weighted-average period of 0.5 years.

The following table summarizes the award activity under the Plan for the six months ended September 30, 2025:

	Number of PSUs	Weighted Average Grant Date Fair Value Per Share
Unvested as of March 31, 2025	-	¥-
Granted	500,000	162.59
Vested	-	-
Forfeited	-	-
Unvested as of September 30, 2025	500,000	¥162.59

NOTE 15- SHAREHOLDERS’ EQUITY

Share capital shares

The changes in the number of issued shares of share capital during the six months ended September 30, 2025 and 2024 were as follows:

	For the Six Months Ended September 30,
	2025	2024
Balance at the beginning of period	23,652,110	21,652,110
Issuance of capital shares	-	-
Balance at the end of period	23,652,110	21,652,110

All of the issued shares as of September 30, 2025 and March 31, 2025 have been paid in full.

F-20

Under the Companies Act of Japan (the “Companies Act”), issuances of capital shares, including conversions of bonds and notes, are required to be credited to the share capital account for at least 50% of the proceeds and to the legal capital surplus account (“Capital surplus”) for the remaining amounts.

The Companies Act permits that share capital, capital surplus and retained earnings can be transferred among these accounts under certain conditions upon the approval of a General Meeting of Shareholders. The Companies Act limits the increase of paid in capital in case disposition of treasury shares and issuance of common stock are performed at the same time.

Legal reserve set aside as appropriation of retained earnings and legal capital surplus

Retained earnings consist of legal reserves and accumulated earnings. The Companies Act provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Companies Act. Legal reserves may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval of the General Meeting of Shareholders.

Treasury shares

The changes in the number of treasury shares during the six months ended September 30, 2025 and 2024 were as follows:

	For the Six Months Ended September 30,
	2025	2024
Balance at the beginning of period	23,658	23,658
Sales of treasury shares	-	-
Balance at the end of period	23,658	23,658

NOTE 16 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) during the six months ended September 30, 2025 and 2024 consists of the following:

	Thousands of Yen
	For the Six Months Ended September 30,
	2025	2024
Foreign currency translation adjustment:
Income (losses) during the period	¥(2,591)	¥(9,114)
Income (losses) before tax effect	(2,591)	(9,114)
Income (losses) after tax effect	¥(2,591)	¥(9,114)

Total
Income (losses) during the period	¥(2,591)	¥(9,114)
Income (losses) before tax effect	(2,591)	(9,114)
Income (losses) after tax effect	¥(2,591)	¥(9,114)

NOTE 17 - INCOME TAX

Japan

The Company and the Japanese subsidiaries conduct its major businesses in and are subject to tax in this jurisdiction. As a result of its business activities, the Company and the Japanese subsidiaries apply the Japanese Group Relief System and file tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company and the Japanese subsidiaries are imposed by the national, prefectural, and municipal governments.

F-21

As of September 30, 2025, tax years ended March 31, 2019 to 2025 remain open for the local tax authority audit. The Company has received no notice of audit from the local tax authority for any of the open tax years.

China

Yantai Propolife Wood Industry Co., Ltd. was incorporated under the laws of China. The income tax rate is 25%. As of September 30, 2025, at least over six tax years until the year ended December 31, 2024 remain open for the local tax authority audit. The Company has received no notice of audit from the local tax authority for any of the open tax years.

Vietnam

LogKnot Vietnam Co., Ltd. and Propolife Vietnam Co., Ltd. were incorporated under the laws of Vietnam. The income tax rate is 20%. As of September 30, 2025, at least over six tax years until the year ended December 31, 2024 remain open for the local tax authority audit. The Company has received no notice of audit from the local tax authority for any of the open tax years.

For the six months ended September 30, 2025 and 2024, the Group’s income tax expenses are as follows:

	Thousands of Yen
	For the Six Months Ended September 30,
	2025	2024
Current	¥245,154	¥104,155
Deferred	23,644	95,736
Total	¥268,798	¥199,891

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of income and comprehensive income to the Japanese statutory tax rate for the six months ended September 30, 2025 and 2024 is as follows:

	For the Six Months Ended September 30,
	2025	2024
Japanese statutory tax rate	34.59%	34.59%
Entertainment expenses not deductible	0.56	2.54
Change in valuation allowance	(0.29)	(2.28)
Other adjustments	0.25	0.49
Effective tax rate	35.11%	35.34%

On March 31, 2025, amendments to Japanese tax regulations were enacted into law. As a result, the Japanese statutory tax rate was increased from 34.59 % to 35.43 % from the fiscal year beginning April 1, 2026.

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities at September 30, 2025 and March 31, 2025 are presented below:

	Thousands of Yen
	September 30, 2025	March 31, 2025
Deferred income tax assets
Operating lease liabilities	¥1,496,915	¥1,581,389
Net operating losses carried forward	213,255	202,547
Inventories	88,971	88,739
Stock-based compensation	43,939	-
Other current liabilities	31,855	33,763
Loss on valuation of shares of subsidiaries	31,178	32,390
Enterprise taxes payables	29,703	30,858
Other non-current liabilities	28,642	30,491
Allowance for credit losses	26,382	27,407
Property, plant and equipment	15,668	16,277
Finance lease liabilities	9,366	9,730
Deferred listing expenses	-	84,835
Others	70,676	65,083
Subtotal	2,086,547	2,203,509
Less: valuation allowance	(127,095)	(137,041)
Total deferred income tax assets	¥1,959,452	¥2,066,468

Deferred income tax liabilities
Operating lease right-of-use assets	¥(1,461,234)	¥(1,523,570)
Capitalized interest	(40,969)	(51,574)
Others	(22,126)	(32,557)
Total deferred income tax liabilities	¥(1,524,329)	¥(1,607,701)

Deferred income tax assets, net	¥435,123	¥458,767

F-22

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. The Group regularly assesses the ability to realize its deferred tax assets and establish a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. The Group weighs all available positive and negative evidence, including its earnings history and results of recent operations, projected future taxable income, and tax planning strategies.

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Group’s projections for growth. The adjustments of a valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which the valuation allowance is adjusted. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is more likely than not that the Group will utilize the benefits of these deferred tax assets, net of the valuation allowance, as of September 30, 2025 and March 31, 2025. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding the Group, effects by market conditions, effects of currency fluctuations or other factors.

The net changes in the total valuation allowance were a decrease of ¥9,946 thousands and a decrease of ¥7,293 thousands for the six months ended September 30, 2025 and 2024, respectively.

As of September 30, 2025, the Group had net operating losses which can be carried forward for income tax purposes of ¥561,277 thousand to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from four to ten years as follows:

Thousands of Yen
After four years through five years	¥80,779
After five years through six years	180,655
After six years through seven years	123,398
After seven years through eight years	84,451
After eight years through nine years	15,616
After nine years through ten years	76,378
Total	¥561,277

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions.

As of September 30, 2025 and March 31, 2025, the management considered that the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest or penalties tax for the six months ended September 30, 2025 and 2024. The Group does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from September 30, 2025.

F-23

NOTE 18 – COMMITMENT AND CONTINGENCY

Contingencies

The Group is involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Group’s consolidated financial statements.

NOTE 19 – SEGMENT INFORMATION

The Group has three reportable segments.

i.	Real estate: Provision of real estate-related services, such as design and renovation, and real estate development in Japan
ii.	Hotel: Hotel management and accommodation in Japan and Vietnam
iii.	Other: Additional services such as the sale of housing equipment and materials, restaurant operation, and information technology consulting in Japan

The following table shows information by reportable segment for the six months ended September 30, 2025 and 2024:

	Thousands of Yen
	Real estate	Hotel	Others	Reconciling Items	Consolidated
For the Six Months Ended September 30, 2025
Net sales:
External customers	¥9,498,243	¥642,236	¥183,909	-	¥10,324,388
Intersegment	6,983	147	119,500	¥(126,630)	-
Total	9,505,226	642,383	303,409	(126,630)	10,324,388
Cost of revenues	(7,381,066)	(611,023)	(249,232)	112,472	(8,128,849)
Operating expenses	(660,389)	(43,124)	(62,422)	(545,451)	(1,311,386)
Operating income (loss)	1,463,771	(11,764)	(8,245)	(559,609)	884,153
Other income (expenses)	(117,024)	300	(3,276)	(936)	(120,936)
Income (loss) before income taxes	1,346,747	(11,464)	(11,521)	(560,545)	763,217

	Thousands of Yen
	Real estate	Hotel	Others	Reconciling Items	Consolidated
For the Six Months Ended September 30, 2024
Net sales:
External customers	¥9,627,373	¥579,914	¥311,181	-	¥10,518,468
Intersegment	3,220	13,100	78,056	¥(94,376)	-
Total	9,630,593	593,014	389,237	(94,376)	10,518,468
Cost of revenues	(7,980,969)	(549,384)	(318,128)	79,815	(8,768,666)
Operating expenses	(599,311)	(28,849)	(97,936)	(350,996)	(1,077,092)
Operating income (loss)	1,050,313	14,781	(26,827)	(365,557)	672,710
Other income (expenses)	(91,142)	(187)	(1,013)	(11,322)	(103,664)
Income (loss) before income taxes	959,171	14,594	(27,840)	(376,879)	569,046

F-24

Reconciling items include elimination of intersegment transactions and corporate expenses. Corporate expenses, included in reconciling items for the six months ended September 30, 2025 and 2024, amounted to ¥545,451 thousand and ¥350,996 thousand, respectively, which consist of certain directors compensation. Segment assets are based on those directly associated with each segment.

NOTE 20 - NET INCOME PER SHARE

The computation of basic and diluted net income per share for the six months ended September 30, 2025 and 2024 is as follows:

	Thousands of Yen except share and per share data
	For the Six Months Ended September 30,
	2025	2024

Numerator:
Net income	¥494,419	¥369,155
Denominator:
Weighted average number of common shares outstanding used in calculating basic/diluted net income per share
Weighted average number of common shares outstanding used in calculating basic net income per share	23,652,110	21,652,110
Dilutive effect of Stock-based compensation	5,495	-
Weighted average number of common shares outstanding used in calculating diluted net income per share	23,906,208	21,652,110
Net income per share
Net income (loss) per share – basic	20.90	17.05
Net income (loss) per share – diluted	20.68	17.05

There were no dilutive securities excluded from the computation of diluted net income (loss) per share for the six months ended September 30, 2025 and 2024.

NOTE 21 - SUBSEQUENT EVENTS

Management evaluated all additional events subsequent to the balance sheet date through December 22, 2025, the date the financial statements were available to be issued, and determined that there are no material subsequent events that require disclosure.